SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Neos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64052L106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. identification number (entity only) John Patience
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 1,106,500
	6	Shared voting power 38,500
	7	Sole dispositive power 1,106,500
	8	Shared dispositive power 38,500
9	Aggregate amount beneficially owned by each reporting person 1,145,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 3.9%
12	Type of reporting person IN

Amendment No. 2 to Schedule 13G (Final Amendment)

This Amendment No. 2 to Schedule 13G is filed in respect of the common shares, par value $0.001 per share, of Neos Therapeutics, Inc. to amend the Schedule 13G originally filed by the reporting person with the Securities and Exchange Commission on September 14, 2016, as amended by Amendment No. 1 filed on February 9, 2017 (the “Original Schedule 13G, as amended” and this Amendment No. 2, the “Schedule 13G”).

Item 4. Ownership

Item 4 of Schedule 13G is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

(a)	Amount beneficially owned:

The 1,145,000 shares of the common stock of Neos Therapeutics, Inc. for which this schedule is filed consist of (i) 727,740 shares held by the John Patience Trust dated 7/23/1993, of which Mr. Patience is sole trustee, (ii) 250,441 shares held by Patience Enterprises LP, of which Mr. Patience is the sole general partner, (iii) 39,590 shares held by the John Patience Defined Benefit Pension Plan, (iv) 61,400 shares held by the John Patience IRA, (v) 1,329 shares held by the John Patience SEP IRA, (vi) 26,000 shares held by the Diane Patience Endowment Trust, of which Mr. Patience is the grantor, and (vii) 38,500 shares held by the Diane Patience IRA. Mr. Patience has sole voting and dispositive power with respect to the shares held by the John Patience Trust dated 7/23/1993, Patience Enterprises LP, the John Patience Defined Benefit Pension Plan, the John Patience IRA, the John Patience SEP IRA, and the Diane Patience Endowment Trust. Mr. Patience shares voting and dispositive power with his wife with respect to the shares held by the Diane Patience IRA. Mr. Patience disclaims beneficial ownership of the shares reported in this subsection (a) except to the extent of his pecuniary interest therein, and the inclusion of the reported shares herein shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

(b)	Percent of class:

3.9%

The percentage in this schedule was calculated on the basis of 28,996,956 shares outstanding, which is the number of shares outstanding as of November 3, 2017 as reported by the issuer in its quarterly report on Form 10-Q filed on November 9, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	1,106,500
(ii)	Shared power to vote or direct the vote:	38,500
(iii)	Sole power to dispose or to direct the disposition of:	1,106,500
(iv)	Shared power to dispose of to direct the disposition of:	38,500

Item 5. Ownership of Five Percent or Less of a Class

Item 5 of Schedule 13G is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018.

/s/ JOHN PATIENCE
John Patience

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